Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$3,000,000	$117.90

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $117.90 is offset against the registration fee due for this offering and of which $773,620.29 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-134553

PRICING SUPPLEMENT NO. 852 dated May 28, 2008

to Prospectus Supplement dated May 30, 2006

and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.

Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	5252M0GB7

ISIN:	US5252M0GB78

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$3,000,000

Lehman Brothers Inc. has agreed to purchase $3,000,000 aggregate principal amount of the Notes from Lehman Brothers Holdings Inc. at 100% of the principal amount of the Notes minus a commission equal to $6.25 per $1,000 principal amount, or 0.625%.  Lehman Brothers Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.  Lehman Brothers Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.

The price at which Lehman Brothers Holdings Inc. has agreed to sell the Notes to Lehman Brothers Inc. includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the

Notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes in all respects. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:	Lehman Brothers

Agent’s Capacity:	☒ As principal	☐ As agent

Ratings(1):	A1, A+, AA-

☐ The Notes are being offered at a fixed initial public offering price equal to the Issue Price.

☒ The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

Trade Date:	May 28, 2008

Issue Date:	June 18, 2008

Stated Maturity Date:	June 18, 2010; provided that if such day is not a Business Day, then such day will be postponed to the following day which is a Business Day.

Redemption Amount:	100%

Date From Which Interest Accrues:	☒ Issue Date
☐ Other:

☐ Fixed Rate Note

☒ Floating Rate Note	☐ CD Rate
☐ Commercial Paper Rate
☐ Federal Funds (Effective) Rate
☐ Federal Funds (Open) Rate

(1) Lehman Brothers Holdings Inc. is rated A1 by Moody’s, A+ by Standard & Poor’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

☐ LIBOR Telerate
☐ LIBOR Reuters
☐ EURIBOR
☐ Treasury Rate: Constant Maturity ☐ Yes ☐ No
☐ Prime Rate
☐ Eleventh District Cost of Funds Rate
☐ CMS Rate
☒ Other: See “Interest Rate per Annum” below
Interest Rate per Annum:	1.50% +

Maximum Rate:	Not applicable

Minimum Rate:	0.00%

CPI Initial:	With respect to each Interest Period, the CPI for the month that is 15 months prior to the month in which the Interest Period (which CPI is published in the following month) commences.

CPI Final:	With respect to each Interest Period, the CPI for the month that is 3 months prior to the month in which the Interest Period (which CPI is published in the following month) commences.

CPI:

The Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers published by the Sponsor on their internet website www.bls.gov/cpi/home.htm, and currently available for references purposes only on Bloomberg Screen CPURNSA (or such other page as may replace that page on that service, or such other service as may be nominated as the information vendor, for the purposes of displaying the level of such CPI).

If the CPI is (a) not calculated and announced by the Sponsor but is calculated and announced by a successor sponsor or (b) replaced by a successor index, then the CPI will be deemed to be the index so calculated and announced by that successor sponsor or that successor index, as the case may be.

If the Sponsor fails to calculate and announce the CPI (and the preceding paragraph does not apply) or the CPI ceases to be published at all, then the applicable substitute index for the Notes will be that chosen by the Secretary of the Treasury for the Department of Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997).

Notwithstanding the fact that the published CPI to be used in any calculation of CPI Initial or CPI Final is subsequently revised by the Sponsor, the Calculation Agent shall determine the Interest Rate payable using the CPI published prior to any such revision; provided however, that if such revision is made in order to correct a manifest error (as determined by the Calculation Agent), the Calculation Agent shall use the CPI as so corrected.

For a description of the CPI, see “The Consumer Price Index” below.

Sponsor:	Bureau of Labor Statistics of the U.S. Department of Labor, or any successor sponsor acceptable to the Calculation Agent.

Interest Reset Dates:	The Issue Date, in the case of the first Interest Period, and thereafter the 18th day of each month, commencing on July 18, 2008, for the Interest Period commencing on that date.

Interest Payment Dates:

The 18th day of each month, commencing on July 18, 2008; provided that if any such day is not a Business Day, then the Interest Payment Date will be postponed to the following day which is a Business Day, and provided further that the final Interest Payment Date for any Notes shall be the Stated Maturity Date.

Interest Period:

From and including one Interest Reset Date (or the Issue Date, in the case of the initial Interest Period) to but excluding the next Interest Reset Date (or the Maturity Date, in the case of the final Interest Period).

Day Count Basis:	30/360

Adjusted:	☐ Yes	☒ No

Business Days:	New York

Calculation Agent:	Lehman Brothers Special Financing Inc.

Denominations:	US$1,000 and integral multiples of US$1,000

Underwriter:	Lehman Brothers Inc.

Form of Note:	☒ Book-entry only (global) ☐ Certificated

RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes.  See “Risk Factors” generally in the Prospectus Supplement.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the Notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the Prospectus Supplement.

THE CONSUMER PRICE INDEX

The CPI for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index published monthly by the Sponsor, the Bureau of Labor Statistics of the U.S. Department of Labor. The Bureau of Labor Statistics makes the majority of its consumer price index data and press releases publicly available immediately at the time of release. The CPI is published by the Sponsor on their internet website www.bls.gov/cpi/home.htm, and currently available for references purposes only on Bloomberg Screen CPURNSA.

According to publicly available information, the CPI is a measure of the average change in consumer prices over time in a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, drugs and charges for the services of doctors and dentists. User fees (such as water and sewer service) and sales and excise taxes paid by the consumer are included in determining consumer prices. Income taxes and investment items such as stocks, bonds and life insurance are not included. The CPI includes expenditures by urban wage earners and clerical workers, professional, managerial and technical workers, the self-employed, short-term workers, the unemployed, retirees and others not in the labor force. In calculating the CPI, price changes for the various items are averaged together with weights that represent their significance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms based on a reference period for which the level is set at 100. At present, the base reference period used by the Bureau of Labor Statistics is 1982-1984.

The CPI itself and the way the Sponsor calculates the CPI may change in the future or the CPI may no longer be published. There can be no assurance that the Sponsor will not change the method by which it calculates the CPI.

Historical CPI Information

Historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility, and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the Notes will receive interest payments that will be affected by changes in the CPI and such changes may be significant. The level and direction of the CPI is a function of the changes in specified consumer prices over time and depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings Inc. has no control.

The following table shows, for illustrative purposes, the historical monthly levels of the CPI from March 1998 to March 2008, as reported by the Sponsor and published on Bloomberg Screen CPURNSA, as well as the percentage change of each monthly CPI level as compared to the CPI level in the prior year.  Neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of the CPI data in the table below.

Month	CPI	Year- over- Year Change (in %)	Month	CPI	Year- over- Year Change (in %)	Month	CPI	Year- over- Year Change (in %)

Mar-98	162.2	1.37500	Jul-01	177.5	2.71991	Nov-04	191	3.52304
Apr-98	162.5	1.43571	Aug-01	177.5	2.71991	Dec-04	190.3	3.25556
May-98	162.8	1.68645	Sep-01	178.3	2.64824	Jan-05	190.7	2.96976
Jun-98	163	1.68434	Oct-01	177.7	2.12644	Feb-05	191.8	3.00752
Jul-98	163.2	1.68224	Nov-01	177.4	1.89546	Mar-05	193.3	3.14835
Aug-98	163.4	1.61692	Dec-01	176.7	1.55172	Apr-05	194.6	3.51064
Sep-98	163.6	1.48883	Jan-02	177.1	1.14220	May-05	194.4	2.80275
Oct-98	164	1.48515	Feb-02	177.8	1.13766	Jun-05	194.5	2.53031
Nov-98	164	1.54799	Mar-02	178.8	1.47560	Jul-05	195.4	3.16790
Dec-98	163.9	1.61190	Apr-02	179.8	1.63934	Aug-05	196.4	3.64116
Jan-99	164.3	1.67079	May-02	179.8	1.18177	Sep-05	198.8	4.68668
Feb-99	164.5	1.60593	Jun-02	179.9	1.06742	Oct-05	199.2	4.34783
Mar-99	165	1.72626	Jul-02	180.1	1.46479	Nov-05	197.6	3.45550
Apr-99	166.2	2.27692	Aug-02	180.7	1.80282	Dec-05	196.8	3.41566
May-99	166.2	2.08845	Sep-02	181	1.51430	Jan-06	198.3	3.98532
Jun-99	166.2	1.96319	Oct-02	181.3	2.02589	Feb-06	198.7	3.59750
Jul-99	166.7	2.14461	Nov-02	181.3	2.19842	Mar-06	199.8	3.36265
Aug-99	167.1	2.26438	Dec-02	180.9	2.37691	Apr-06	201.5	3.54573
Sep-99	167.9	2.62836	Jan-03	181.7	2.59740	May-06	202.5	4.16667
Oct-99	168.2	2.56098	Feb-03	183.1	2.98088	Jun-06	202.9	4.31877

Month	CPI	Year- over- Year Change (in %)	Month	CPI	Year- over- Year Change (in %)	Month	CPI	Year- over- Year Change (in %)

Nov-99	168.3	2.62195	Mar-03	184.2	3.02013	Jul-06	203.5	4.14534
Dec-99	168.3	2.68456	Apr-03	183.8	2.22469	Aug-06	203.9	3.81874
Jan-00	168.8	2.73889	May-03	183.5	2.05784	Sep-06	202.9	2.06237
Feb-00	169.8	3.22188	Jun-03	183.7	2.11228	Oct-06	201.8	1.30522
Mar-00	171.2	3.75758	Jul-03	183.9	2.10994	Nov-06	201.5	1.97368
Apr-00	171.3	3.06859	Aug-03	184.6	2.15827	Dec-06	201.8	2.54065
May-00	171.5	3.18893	Sep-03	185.2	2.32044	Jan-07	202.416	2.07564
Jun-00	172.4	3.73045	Oct-03	185	2.04082	Feb-07	203.499	2.41520
Jul-00	172.8	3.65927	Nov-03	184.5	1.76503	Mar-07	205.352	2.77878
Aug-00	172.8	3.41113	Dec-03	184.3	1.87949	Apr-07	206.686	2.57370
Sep-00	173.7	3.45444	Jan-04	185.2	1.92625	May-07	207.949	2.69086
Oct-00	174	3.44828	Feb-04	186.2	1.69306	Jun-07	208.352	2.68704
Nov-00	174.1	3.44623	Mar-04	187.4	1.73724	Jul-07	208.299	2.35823
Dec-00	174	3.38681	Apr-04	188	2.28509	Aug-07	207.917	1.97008
Jan-01	175.1	3.73223	May-04	189.1	3.05177	Sep-07	208.49	2.75505
Feb-01	175.8	3.53357	Jun-04	189.7	3.26619	Oct-07	208.936	3.53617
Mar-01	176.2	2.92056	Jul-04	189.4	2.99076	Nov-07	210.177	4.30620
Apr-01	176.9	3.26912	Aug-04	189.5	2.65439	Dec-07	210.036	4.08127
May-01	177.7	3.61516	Sep-04	189.9	2.53780	Jan-08	211.08	4.28029
Jun-01	178	3.24826	Oct-04	190.9	3.18919	Feb-08	211.693	4.02656
						Mar-08	213.528	3.98146

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.  The Agent may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers not to exceed 0.625%. It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the Issue Date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.